THE3RDBEVCO, INC.

November 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The3rdBevco Inc.

Amendment No. 3 Offering Statement on Form 1-A

Filed October 23, 2020

File No. 024-11278

Ladies and Gentlemen:

On behalf of our Company, The3rdBevCo, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 4 to the offering statement on Form 1-A (“Amendment No. 4”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated November 6, 2020 regarding your review of the amended offering statement on Form 1-A, which was filed with the Commission on October 23, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 4. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 4.

Amendment No. 3 to Offering Statement on Form 1-A filed October 23, 2020

General

1.	Please file as correspondence, a response letter that addresses each of the comments contained in this letter. Also, in future filings, please file as correspondence a letter that addresses each of our comments.

Please allow this letter to stand as our correspondence in response to your comments.

Cover Page

2.	Please revise your filing to clearly and consistently describe the securities in this offering, including Item 4 of Part I, your disclosure in Part II, such as on the cover page, your subscription agreement and legal opinion. It appears that you are offering units and the underlying securities.

We have corrected Item 4 of Part I to be consistent with the offering statement.

THE3RDBEVCO, INC.

3.	We are reissuing comment two in our prior letter dated October 2, 2020 .. Reconcile the Item 4 of Part I disclosure that indicates the company is offering 10 million securities with disclosure on the cover page of the offering and elsewhere that you are offering 15 million securities. Also, reconcile the Item 4 of Part I disclosure that indicates the company intends to price this offering after qualification pursuant to Rule 253(b) with the disclosure on the cover page of the offering and elsewhere and in the revised subscription agreement that refers to a price of $3.00 per share. In addition, since it appears from the revised subscription agreement that the company is offering units consisting of shares of common stock and warrants, revise the disclosure to state, if applicable, when the common shares and warrants are separately transferable as requested in prior comment 2.

We have reconciled the Cover Page to be consistent with Item 4 of Part I. We have also changed Item 4 of Part I to indicate we have determined the price of the offering prior to qualification. Generally, we have amended throughout to make the offering such that we are offering Units consisting of 1 share of common stock and ½ of 1 Warrant to purchase common stock at $4.00 per share. We have added language that confirms that the common stock and warrants are separately transferable.

4.	The information in the table is not consistent with the disclosure in this offering and does not provide the information required by Item 1 of Form 1-A. Please revise the table accordingly. See Item 1 of Form 1-A for guidance. Also, revise the reference in Note (3) to the table and the disclosure on page 18 that you are selling shares "through a Tier 1 offering" to instead refer to a Tier 2 offering.

We have updated the table to be in conformity with our revised offering terms and consistent with Form 1-A. We have also generally removed all references to Tier 1 offering.

5.	Your disclosed email address is not a working email address. Please remove this email address.

We believe your comment is in reference to the website provided on the Cover Page. We have removed the reference as the site is currently still under development.

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 16

6.	As requested in prior comment five: (1) reconcile the disclosure on page 16 that the parties consent to the exclusive jurisdiction of the state and federal courts in New York with section 9 of the subscription agreement about the federal district courts of the United States of America in the state of New York as the exclusive forum; and (2) revise the heading of this risk factor. Also, revise your subscription agreement and the disclosure on page 16 to clarify whether the exclusive forum provision applies to claims under the Securities Act and the Exchange Act. If the provision does not apply to claims under the under the Securities Act and the Exchange Act please state that clearly. Please advise or revise accordingly.

We have amended slightly. However, we believe that the disclosure is consistent with the language of the subscription agreement. Specifically, exclusive forum is the federal courts in the state of New York and the choice of law where neither the Securities Act nor the Securities Exchange Act are applicable shall be state laws of New York. Generally, we believe that the risk factor sufficiently describes risks related to jurisdictional concerns related to the offering. We believe the risk, itself, to be very limited in scope and that expansive risk factors related to jurisdiction and civil procedure are numerous and extensive. Describing risks related civil procedure would be an exhaustive exercise above and beyond the requirements of Form 1-A.

THE3RDBEVCO, INC.

Plan of Distribution and Selling Securityholder, page 18

7.	WPlease disclose that the company will also pay a one-time set up fee of $5,000 and a consulting fee of $20,000 payable once FINRA issues a no objection letter and the company receives qualification. In this regard, we note section 2 of your filed agreement with The Dalmore Group.

We have added appropriate disclosures.

Exhibit Index, page 29

8.	Please revise the index to include all of your exhibits including your Consulting and Stock Purchase Agreement dated April 20, 2020 and filed on September 2, 2020.

We have included all exhibits, including those referenced in previous filings, in our Index.

Exhibits

9.	Please have counsel revise the opinion to:

●	Disclose the number of units, shares of common stock and the number of warrants in the units, and the number of shares of common underlying the warrants.

●	Address the legality of each component of the unit, as well as the unit itself.

●	Opine that the warrants will constitute valid and binding obligations of the company enforceable against the company in accordance with their terms.

Counsel has provided an updated opinion.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Peter Scalise
Peter Scalise, CEO
The3rdBevCo, Inc.

cc:	William R. Eilers, Esq.

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